ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from 4 November to 23 December 2010

DATE	DETAILS
13 December 2010	Voting rights and capital (transfer of shares from treasury)

7 December 2010	Directors Interests-Share Incentive Plan-monthly update

3 December 2010	Voting rights and capital (transfer of shares from treasury)

2 December 2010	Directors’ Interests in Shares (Tom King)

1 December 2010	Directors Interests- Performance Share Plan (Grant to A Bonfield)

1 December 2010	Voting rights and capital (end November issued capital confirmed)

30 November 2010	Directors Interests- Special Retention Award Plan (Tom King- ADR- final release)

16 November 2010.	Voting rights and capital (transfer of shares from treasury)

10 November 2010	Voting rights and capital (transfer of shares from treasury)

8 November 2010	Directors Interests-Share Incentive Plan-monthly update

Note: During the period, three separate ‘same day’ National Grid plc
Forms 6-k were sent, covering the following announcements:

-18 November 2010: ‘Half year report for the six months ended 30 September 2010’.

-8 December 2010: ‘Optional Scrip Dividend for 2010/11 Interim Dividend’.

-9 December 2010: ‘Sale of Granite State Electric and Energy North’.